UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38527

Uxin Limited

21/F, Donghuang Building,

No. 16 Guangshun South Avenue

Chaoyang District, Beijing 100102,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F 

Uxin Announces Cancellation of the Warrant Investment

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced that the US$11,964,754 warrant investment in relation to Alpha Wealth Global Limited (“Alpha”) has been canceled and the Warrant Agreement between Alpha and the Company has been terminated pursuant to which Alpha will purchase 261,810,806 senior convertible preferred shares of the Company (the “Warrant Agreement”).

As previously disclosed, Alpha intended to invest US$11,964,754 in the Company to purchase up to 261,810,806 senior convertible preferred shares of the Company according to the Warrant Agreement. The Company has been informed that Alpha does not intend to proceed with the foregoing share subscription. Following subsequent further negotiations, the Company and Alpha have decided to terminate the Warrant Agreement in full and that no subscription of shares of the Company by Alpha will occur.

About Uxin

Uxin is China's leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By	:	/s/Feng Lin
Name	:	Feng Lin
Title	:	Chief Financial Officer

Date: December 20, 2023